UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. announced today that it has entered into a definitive agreement to acquire privately held Quill Medical, Inc. (“Quill”), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology, for US $40 million in cash, plus certain future contingent payments based on product revenues.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 25, 2006

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, May 25, 2006

ANGIOTECH PHARMACEUTICALS TO ACQUIRE QUILL MEDICAL INC.

Creating Further Opportunities in Aesthetics and Wound Closure Markets

VANCOUVER, BC, May 25, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has entered into a definitive agreement to acquire privately held Quill Medical, Inc. (“Quill”), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology, for US $40 million in cash, plus certain future contingent payments based on product revenues. Through this transaction, Angiotech will acquire all of Quill’s technology and intellectual property, including the Contour Threads™ product line, which under its current license agreement is marketed and sold by Angiotech’s Surgical Specialties division for use in aesthetic and cosmetic surgery.

“This acquisition allows us to capitalize on all of the exciting potential applications of Quill’s technology across all fields, which will benefit our growing aesthetic surgery and wound closure franchises,” said Pete Molinaro, President of the Surgical Specialties division. “We look forward to rapidly developing these applications and getting them quickly into the hands of our growing sales and distribution network.”

“The acquisition of Quill gives us an immediate ability to expand our product sales in two substantial and growing market opportunities - one in aesthetics and one in wound closure,” said Dr. William L. Hunter, President and CEO of Angiotech. “This acquisition will deliver immediate financial benefits, a portion of which we will reinvest to expand the Contour aesthetic and wound closure product offerings and to further expand the sales and commercialization resources of our Surgical Specialties division,” added Dr. Hunter.

Unlike conventional sutures which are smooth, Quill’s pioneering products have tiny teeth-like barbs or cogs that are spaced evenly apart. Once inserted under the skin, these self-anchoring sutures are fixated with tension that creates a suspension effect that gently lifts sagging tissues. To date, approximately 2,400 physicians have been trained or have performed procedures using Contour Threads.

Currently, as approved by the FDA, the Contour Threads product line enables plastic surgeons and dermatologists to offer a minimally invasive “face lift” through an office-based procedure performed under local anaesthesia. This is in contrast to a traditional face lift procedure, which is done under general anaesthesia in the operating room and involves dissecting and reconnecting multiple tissue planes. Angiotech believes the Quill technology may also be useful in a variety of other important cosmetic and aesthetic procedures such as breast, neck, and other body contouring indications.

Looking beyond aesthetic applications, this acquisition also allows Angiotech to develop, market and sell Quill’s pioneering technologies for all medical applications where sutures are commonly used, including general surgery, wound closure, and specialty tissue repair applications.

The acquisition of Quill is subject to customary closing conditions, including the final approval of the shareholders of Quill, and is expected to close by the third quarter of 2006.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About Quill Medical, Inc.

Quill Medical, Inc. is a medical device company located in Research Triangle Park, North Carolina, which develops innovative surgical devices based on its novel and proprietary knot-less, self-anchoring suture technology. The company’s products target diverse applications in the general surgery, orthopaedic, and aesthetics fields.

Note on Forward Looking Statement:  Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation.  Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding; financial benefits to Angiotech to be realized from the transaction, the ability of Angiotech to find other potential uses for the Contour Threads product line, the ability to develop and commercialize any new products and the accuracy of information concerning the numbers of physicians who have been trained or have performed procedures using Contour Threads.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others; the timing of and safety and efficacy results from clinical trials and decisions made by Angiotech based on these results, the ability to obtain regulatory approval to develop and commercialize new products, the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner, decisions by regulatory authorities related to the development and commercialization of potential products, the competitive environment for such products, the availability of resources and funding, and the risks and uncertainties associated with the business and described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including; the ability of the parties to close the transaction, that other uses for the Contour Threads product line exist, that any products or therapies identified and developed by Angiotech will be able to obtain regulatory approval, that funding and resources for research and development will be available, and that there will be a market for any products successfully developed by Angiotech.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

Angiotech® and Contour Threads™ are trademarks of Angiotech Pharmaceuticals, Inc. and its subsidiaries. All rights reserved.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Media:

Janet Craig

Jodi Regts

VP, Investor Relations and Corporate Communications

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

Angiotech Pharmaceuticals, Inc.

(416) 997-9006

(604) 221-7930

jregts@angio.com